U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 12b-25


                                                                   0-5474
                                                             SEC FILE NUMBER

                                                                   656863-10-7
                                                             CUSIP NUMBER


                          NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2004

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

      Full  Name  of  Registrant:   North  American  Gaming  and  Entertainment
Corporation
      Former Name if Applicable:
      Address of Principal Executive Office: 13150 Coit Road,, Suite 125, Dallas, Texas 75240

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX(Check box if appropriate)

      ____X____(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      ____X___(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      _________(c)The accountant=s statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

      State below reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to certain transactions during the quarter and subsequent to March 31, 2004, Registrant has been unable to complete its financial statements for the first quarter in time for review by independent public accountants prior to the filing deadline.

                        (ATTACH EXTRA SHEETS IF NEEDED)

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

            Susan Vasquez - (972) 671-1133

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes[ ] No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [x] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: May 17, 2004

                                    North American Gaming and Entertainment
                                    Corporation



                                    By:    /s/ E. H. Hawes, II
					   --------------------------
                                           E. H. Hawes, II, President